Exhibit 99.1

BRAGG GAMING GROUP NAMES MARK CLAYTON TO BOARD OF DIRECTORS

Clayton Brings 32 Years of Gaming Industry Legal and Compliance Experience, Including more than Seven Years as Chair of Greenberg Traurig’s Global Gaming Practice

TORONTO, July 26, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, announced today that the Company’s Board of Directors has appointed Mark Clayton to the Board. Bragg also announced that Cristina Romero has resigned from the Board effective immediately, having notified the Board that she will be focusing on other business commitments and activities.

Mr. Clayton is an internationally recognized gaming attorney whose experience includes serving as a Member of the Nevada Gaming Control Board, as Chief of the Nevada Gaming Control Board’s Corporate Securities Division, as General Counsel and Company Secretary for several U.S. listed gaming companies, and as a gaming and corporate attorney for a number of gaming companies. From 2014 through earlier this year he served as Chair of Greenberg Traurig L.P.’s global gaming practice where he oversaw the firm’s international gaming practice for clients including Genting Berhad, Caesars Entertainment, Las Vegas Sands, 888 Holdings, DraftKings, Flutter and Entain, as well as various investment banks and lenders to the industry. He was a member of the Nevada State Gaming Control Board from 2005-2008. Mr. Clayton currently serves as an independent member of the Palms Resort Casino compliance committee and during his career he also served on the compliance committees at Caesars Entertainment, The Cosmopolitan of Las Vegas, and Silicon Gaming.

Paul Godfrey, Chairman of Bragg, commented, “Mark is recognized as one of the most accomplished attorneys in the gaming industry, with a career that spans decades of providing legal and strategic counsel to clients that are among the industry’s leaders. Mark’s wealth of expertise and experience will serve us well as we continue to execute on our global B2B iGaming expansion initiatives. We are very pleased to welcome Mark to the Board.”

Mr. Clayton holds a J.D., with honors, from the Pepperdine University School of Law and a B.S. in Business Administration, Accounting and Finance from Washington University in St. Louis. He is a Member of the State Bar of Nevada and has served as Vice Chair for its Gaming Law Section. He has also served as an Adjunct Professor at the University of Nevada’s William S. Boyd School of Law. His professional credentials include Board Member of UNLV’s Gaming Law Advisory Board, Trustee and Member of the International Association of Gaming Advisors, Member of the International Masters of Gaming Law, and Fellow of the American Bar Foundation. His recognitions include Star Individual in Gaming & Gambling by Chambers Global, a Leading Lawyer for Gaming & Licensing by Chambers USA Guide, one of the Best Lawyers in America by Gaming Law, "Lawyer of the Year" by Gaming Law Las Vegas, one of the “Top Lawyers” by Vegas Inc., and among the “Top 10 Gaming Attorneys” by the Las Vegas Business Press.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has consistently expanded its operations across Europe, North America and Latin America and is continuing to grow as an international industry leader within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games